UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   De Gasperis, Corrado
   39 Old Ridgebury Road, J-4
   Danbury, CT  06817-0001
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/1998
5. If Amendment, Date of Original (Month/Year)
   January 1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |12/17/|A   |V|11,290            |A  |$15.50     |11,840             |D     |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,001              |I     |(1)                        |
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Common Stock               |      |    | |                  |   |           |380                |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Time options (right to|$29.2219|     |    | |           |   |7/14/|1/25/| Common Stoc|21,000 |       |21,000      |D  |            |
 buy)                 |        |     |    | |           |   |00   |07   |k, par value|       |       |            |   |            |
                      |        |     |    | |           |   |     |     | $.01 per sh|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |are         |       |       |            |   |            |
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Time options (right to|$17.0625|     |    | |           |   |(3)  |9/29/|Common Stock|75,000 |       |75,000(3)   |D  |            |
 buy)                 |        |     |    | |           |   |     |08   |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation through an initial purchase in the Company Stock Fund option of the UCAR Carbon Savings Program.
(2) Represents the number of units attributable to the reporting person's participation through automatic payroll deductions in the UCAR Discount Stock Fund option of the UCAR Carbon Savings
Program.
(3) Of such options, (a) 25,000 will vest on September 29, 1999, 25,000 will vest when the closing price of the Common Stock is at least $20.50 for 20 consecutive trading days and 25,000 will vest when the closing price of the Common Stock is at least $24.00 for 20 consecutive trading days or
(b) all options will vest on September 29, 2005, if earlier.
SIGNATURE OF REPORTING PERSON
Karen G. Narwold, Atty.-in-Fact for Corrado De Gasperis